Exhibit 99.1

RRsat Global Communications Network Ltd.
______________

Notice of Extraordinary General Meeting of Shareholders

January 23, 2013

To the Shareholders of
RRsat Global Communications Network Ltd.:

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of Shareholders of RRsat Global Communications Network Ltd. will be held on January 23, 2013 at 4:00 p.m. (Israel time), at RRSat's executive offices at RRsat Building, Negev Street, Airport City 70100, Israel (the telephone number at that address is +972-3-928-0808).

The following matters are on the agenda for the meeting:

(1)	to reelect David Assia and Vered Levy-Ron as Outside Directors for a period of three years;

(2)	to approve the compensation of the Outside Directors;

(3)	to approve the grant of options to three of our other directors;

(4)	to amend the terms of the finder's agreement with our director and former chief executive officer; and

(5)	to approve changes to the bonus compensation of our Vice President – Global Operations.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on December 24, 2012.  You are also entitled to vote at the meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on December 24, 2012, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the meeting or by completing and signing a proxy card.  Proxy cards will be distributed to shareholders after the record date together with a proxy statement which will include the full version of the proposed resolutions.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 1 and 5.  The affirmative vote of the holders of 75% of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 2, 3 and 4.  In addition, a special majority vote will be required for approval of each of the proposals.  In order to approve proposals Nos. 1 and 2, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election or compensation of the Outside Directors (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  In order to approve proposals Nos. 4 and 5 and in order to approve the proposal to grant options to our director, Roni Oren, in proposal No. 3, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the relevant proposal, not taking into consideration abstentions, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares.

This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the meeting.  Shareholders may also review the proxy statement on our company's website at www.rrsat.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-928-0808) until the date of the meeting.

By Order of the Board of Directors, DR. SHLOMO SHAMIR Chairman of the Board of Directors